EXHIBIT 21 – SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation

GreenHouse Holdings, Inc. f/k/a Custom Q, Inc.	Nevada

Green House Holdings, Inc.	Nevada

R Squared Contracting, Inc.	California

Green House Soluciones, S. A. de C. V.	Mexico

Control Engineering, Inc.	Delaware

Ecological Partners, LLC	New York

Root9B LLC	Colorado

IPSA International Services Inc.	Delaware